UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

 Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

June 28, 2019

We hereby inform as a Relevant Information Communication that today the Board of Directors of Graña y Montero S.A.A. (the "Company") has unanimously agreed to formally appoint Moore Stephens Perú - Vizcarra y Asociados S. Civil de R.L., a firm associated with Moore Stephens International, as external auditor of the Company for fiscal year 2019. This appointment is made within the framework of the delegation of powers made by the Annual Shareholders' Meeting held on April 1, 2019.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: June 28, 2019

ANNEX 1

VALUATION REPORT

Date:	30 May 2019

From:	Luis Francisco Díaz Olivero
Chief Executive Officer of Graña y Montero S.A.A.

To:	Board of Directors of Graña y Montero S.A.A. / General Shareholders Meeting of Graña y Montero S.A.A.

Subject:	Valuation Report of the assets matter of the Simple Corporate Restructure to be transferred to Inversiones en Transportes S.A.C.

_______________________________________________________________________

This valuation report, evaluates the transferal of an asset block of Graña y Montero S.A.A., identified with RUC N° 20332600592 (henceforth, the “Company”), conformed by the entirety of type B shares of GyM Ferrovías S.A., i.e. 50,052,500 type B shares with a nominal value of S/ 1.00 per share (henceforth the “Assets”). This transferal will take place through the process of simple restructure, in accordance with article 391 of the Peruvian Corporate Law (henceforth the “Simple Corporate Restructure”) and the Assets will be transferred to Inversiones en Transportes S.A.C. (henceforth the “Receiving Entity”), subsidiary of the Company.

This valuation report is and in accordance with article 27 of the Peruvian Corporate Law and article 130 of the Peruvian Corporate Registry Regulation.

Valuation:

Items	Detalle
Assets	Assets: 50’052,500 type B shares with a nominal value of S/ 1.00 per share of GyM Ferrovías S.A., with RUC N° 20543011976 (“GyM Ferrovías”). Liabilities: none.
Assets transferal	Simple corporate restructure, in accordance with article 391 of the Peruvian Corporate Law and article 130 and following of the Peruvian Corporate Registry Regulation.
Valuation criteria	At bookvalue in the Company.
Transferal value
The net worth of the Assets is S/ 50,052,500.00, calculated by multiplying the Assets by their nominal value of S/ 1.00 per share, considering the bookvalue in the Company.

Considering the nature of the Assets, there are no liabilities. Therefore, the total liability is equal to zero.

VALUATION REPORT CONCLUSION:

For this Valuation Report, the value of the Assets was determined by the bookvalue registered in the Company. Therefore, the Assets to be transferred have a value of S/ 50,052,500.00, with no liabilities.

Consequently, the net worth of the Assets valuated in this Valuation Report is S/ 50,052,500.00.

_______________________________________
Luis Francisco Diaz Olivero
Chief Excutive Officer
Graña y Montero S.A.A.

ANNEX 2

FINANCIAL STATEMENTS - GRAÑA Y MONTERO S.A.A.

GRAÑA Y MONTERO S.A.A.
ESTADO DE SITUACIÓN FINANCIERA
30-abr-19
Expresado en Soles

	abril-2019		abril-2019
ACTIVO		**PASIVO**	
ACTIVO CORRIENTE		**PASIVO CORRIENTE**	
Efectivo y Equivalente de Efectivo	203,851,924	Deuda Bancaria-Pagaré parte corriente	151,483,180
Activo fijo disponibles para la venta	24,653,533	Cuentas por pagar Comerciales	46,130,990
Cuentas por cobrar comerciales	23,596	Cuentas por pagar a partes relacionadas	72,773,022
Cuentas por cobrar a partes relacionadas	116,129,778	Otros tributos y contribuciones sociales	2,165,815
Otras cuentas por cobrar	17,097,788	Remuneraciones y participaciones	14,283,927
Anticipos a proveedores	3,005,987	Otras cuentas por pagar	16,757,592
Servicios contratados por anticipado	418,299	Otras cuentas por pagar a accionista y directores	453,360
TOTAL ACTIVO CORRIENTE	**365,180,905**	Ingresos diferidos	49,532
		TOTAL PASIVO CORRIENTE	**304,097,418**
ACTIVO NO CORRIENTE			
Propiedad, planta y equipo, neto	2,500,072,862	**PASIVO NO CORRIENTE**	
Intangibles, neto	10,086,931	Cuentas por Pagar a partes relacionadas, largo plazo	176,658,437
Propiedades de Inversión	47,794,228	Deudas Bancaria-Pagaré largo plazo	104,764,084
TOTAL ACTIVO NO CORRIENTE	**2,557,954,021**	Otras provisiones	52,396,614
		TOTAL PASIVO NO CORRIENTE	**333,819,135**
		TOTAL PASIVO	**637,916,553**
		PATRIMONIO	
		Capital	828,321,962
		Prima de capital	1,101,292,550
		Reserva legal	132,010,596
		Otros resultados integrales	(189,607,669)
		Reservas facultativas	29,974,435
		Resultados acumulados	395,339,980
		Resultado del periodo	(12,113,481)
		PATRIMONIO NETO	**2,285,218,373**
TOTAL ACTIVO	**2,923,134,926**	**TOTAL PASIVO Y PATRIMONIO**	**2,923,134,926**

GRAÑA Y MONTERO S.A.A.
ESTADO DE RESULTADOS
30-abr-19
Expresado en Soles

	abril-2019
Ingresos operativos	16,166,416
Otros ingresos operacionales	3,915,407
TOTAL INGRESOS	**20,081,823**
Costo de servicios	(21,915,322)
UTILIDAD BRUTA	**(1,833,499)**
Gastos administrativos	(6,122,974)
Otros ingresos	41,815,905
Otros egresos	(35,027,909)
Ingresos por venta de propiedad, planta y equipos	281,990
Costo por venta de propiedad, planta y equipos	(188,838)
UTILIDAD DE OPERACION	**(1,075,325)**
Ingresos financieros	21,637,887
Gastos financieros	(23,276,871)
Valor de participación patrimonial	5,029,147
Diferencia de cambio, neto	(6,331,771)
UTILIDAD ANTES DE PART. E IMPTOS	**(4,016,933)**
Impuesto a la renta, neto	(8,096,548)
RESULTADO DEL PERIODO	**(12,113,481)**

FINANCIAL STATEMENTS - GYM FERROVÍAS S.A.

ANNEX 3

SIMPLE CORPORATE RESTRUCTURE PROJECT

1.	Name and business activity of the participating companies

1.1.	Contributing Company:

-	Name: Graña y Montero S.A.A.

- Business Activity:
Investments and mercantile operations in general, acquisition, transfer and trading of shares, participations or quotas, titles representative of obligations, titles of credit and derivative products, issued by companies in Peru or abroad, whatever the economic activity that these develop is directly or through the stock exchange, as well as to the rendering of managerial and administrative services to related companies and/or third parties.

1.2.	Recipient Company:

- Name:	Inversiones en Transportes S.A.C.

- Business Activity:
Holding of shares, participations and transferable securities in general issued by companies incorporated and existing in the Republic of Peru or outside it, and may even participate in the constitution of such.  Likewise, it may purchase and sell property, make contributions to national or foreign companies, acquire securities, bonds, purchase shares or any other title or document representing investment or credit.

2.	Role and explanation of the simple corporate restructure project

Through the approved Simple Corporate Restructure, in accordance with article 391 of the Peruvian Corporate Law, Graña y Montero S.A.A. seeks to create a corporate structure that allows, when needed, the optimization of financial resources of the Graña y Montero Group in the infrastructure business.

In this regard and subject to the condition precedent of reception of all documents issued by the corresponding public entities approving the Simple Corporate Restructure, Graña y Montero S.A.A. will transfer an assets block consisting of all type B shares of GyM Ferrovías to Inversiones en Transportes S.A.C. at bookvalue.

The Simple Corporate Restructure will allow Graña y Montero S.A.A. to have an efficient corporate structure that allows, when needed, the optimization of financial resources of the Graña y Montero Group in the infrastructure business, through the leverage of indirect financing instruments of GyM Ferrovías S.A. creating no liability.
We reiterate that the transferal of the asset block is subject to the aforementioned condition precedent.

3.	Economic linkage of participating companies

Graña y Montero S.A.A. and Inversiones en Transportes S.A.C. are related entities as set forth by the Peruvian Regulation of Indirect Property, Linkage and Economic Group. In specific terms, Graña y Montero S.A.A. will hold an indirect position of 99.99% of Inversiones en Transportes S.A.C.

4.	Delegation of special terms and conditions to the Board of Directors

Delegate to the Board of Directors the approval of each particular term and condition that is necessary to carry out the execution of the Simple Corporate Restructure, following the guidelines established in the Simple Corporate Restructure Project, including all acts, contracts and/or any relevant document.